UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Affymax, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

00826A109
(CUSIP Number)

Jonathan M. Couchman
c/o Xstelos Holdings, Inc.
630 Fifth Avenue, Suite 2260
New York, New York 10020
(201) 934-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00826A109

1	NAME OF REPORTING PERSON JONATHAN M. COUCHMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,875,877
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,875,877
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,875,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

___________________
* Shares held in Mr. Couchman’s IRA Account.

CUSIP NO. 00826A109

1	NAME OF REPORTING PERSON XSTELOS HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 00826A109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of Affymax, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 19200 Stevens Creek Blvd. Suite 240 Cupertino, CA 95014.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Jonathan M. Couchman; and

(ii)	Xstelos Holdings, Inc., a Delaware corporation (“Xstelos”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)             The principal business address of each of the Reporting Persons is 630 Fifth Avenue, Suite 2260, New York, New York 10020. The officers and directors of Xstelos and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           Mr. Couchman’s principal occupation is serving as the Chairman, President and Chief Executive Officer of Xstelos. The principal business of Xstelos is serving as a holding company.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Couchman is a citizen of the United States. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares held in Mr. Couchman’s IRA Account were purchased with personal funds in open market purchases.  The aggregate purchase price of the 1,875,877 Shares held in Mr. Couchman’s IRA Account is approximately $187,906, excluding brokerage commissions.

CUSIP NO. 00826A109

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have recently engaged, and intend to continue to engage, in discussions with the Issuer’s management and board of directors (the “Board”) regarding a proposal to acquire a more significant equity interest in the Issuer as an alternative to the Issuer’s existing plan of liquidation (the “Plan of Liquidation”). According to the Issuer’s Definitive Proxy Statement on Schedule 14A filed on August 18, 2014, the Issuer’s shareholders are estimated to receive between $0.05 and $0.06 per Share under the Plan of Liquidation. On August 20, 2014, Xstelos proposed a transaction whereby it would tender, at $0.10 per Share, for up to 25% of the outstanding Shares of the Issuer, subject to limitations under Section 382 of the Internal Revenue Code of 1986, as amended, which the Reporting Persons are prepared to review at their own expense. There would be no minimum condition. This proposal was subject to negotiating an acceptable agreement with the Issuer, including without limitation board representation following the closing of the tender.  The Reporting Persons believe that their proposal, at $0.10 per Share, will offer significantly more value to the Issuer’s shareholders than the Plan of Liquidation while preserving the Issuer’s ability to benefit from its net operating loss carryforwards. As of the date hereof, the Reporting Persons have not received a response from the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 37,490,095 Shares outstanding as of June 30, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 18, 2014.

As of the close of business on August 21, 2014, Mr. Couchman beneficially owned 1,875,877 Shares held in his IRA Account, constituting approximately 5.0% of the Shares outstanding. As of the close of business on August 21, 2014, Xstelos did not directly own any Shares.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)           Mr. Couchman has the sole power to vote and dispose of the 1,875,877 Shares reported herein.

(c)           Schedule B annexed hereto lists all transactions in the Shares by the Reporting Persons during the past 60 days.

CUSIP NO. 00826A109

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 22, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1           Joint Filing Agreement.

CUSIP NO. 00826A109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2014

/s/ Jonathan M. Couchman
JONATHAN M. COUCHMAN

XSTELOS HOLDINGS, INC.

By:	/s/ Jonathan M. Couchman
Jonathan M. Couchman Chairman, President and Chief Executive Officer

CUSIP NO. 00826A109

SCHEDULE A

Directors and Officers of Xstelos Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jonathan M. Couchman* Chief Executive Officer, President and Director
Steven D. Scheiwe Director	President of Ontrac Advisors, Inc., which provides analysis and business management services to public and private entities	c/o Xstelos Holdings, Inc. 630 Fifth Avenue, Suite 2260 New York, New York 10020	United States

Adam W. Finerman Director	Partner with the law firm of Olshan Frome Wolosky LLP	c/o Olshan Frome Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022	United States

____________________
*Mr. Couchman is a Reporting Person and, as such, the information with respect to Mr. Couchman called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 00826A109

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

JONATHAN M. COUCHMAN

10,780	0.1000	07/09/2014
181,551	0.1000	07/14/2014
120,616	0.1000	07/15/2014
5,150	0.1000	07/16/2014
58,000	0.1000	07/17/2014
1,780	0.1000	07/18/2014
132,123	0.1000	07/22/2014
97,575	0.1000	07/23/2014
130,382	0.1000	07/24/2014
26,244	0.1000	07/25/2014
1,100	0.1000	07/28/2014
35,861	0.1000	07/29/2014
230,051	0.1000	07/30/2014
70,744	0.1000	07/31/2014
57,354	0.1000	08/01/2014
5,000	0.1000	08/04/2014
5,000	0.1000	08/05/2014
20,720	0.1000	08/07/2014
40,814	0.1000	08/08/2014
118,018	0.1000	08/11/2014
42,856	0.1000	08/12/2014
42,703	0.1000	08/13/2014
4,825	0.1000	08/14/2014
212,895	0.1000	08/15/2014
159,597	0.1000	08/18/2014
64,138	0. 1050	08/19/2014